Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2022

AEGON N.V.

Aegonplein

50 2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 12, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – May 12, 2022

Aegon reports first quarter 2022 results

Further progress on transforming the company and achieving financial targets

•

Net result increases by 7% compared with the first quarter of 2021 to EUR 412 million, reflecting a EUR 372 million book gain from the sale of Aegon’s businesses in Hungary and a non-economic loss on interest rate hedges

•

Operating result increases by 7% to EUR 463 million, supported by an improvement in claims experience in the US, the positive contribution from growth initiatives, and increased fees from higher equity markets compared with the first quarter of 2021

•	Cash Capital at the Holding increases by EUR 539 million to EUR 1,817 million during the first quarter of 2022, largely driven by divestment proceeds

•

The capital ratios of all three main units remain above their respective operating levels. Group Solvency II ratio stands at 210%, reflecting the sale of Aegon’s businesses in Hungary and the deduction of both the previously announced debt tender offer and EUR 300 million share buyback

•

Aegon to engage with external parties to further explore the potential for a reinsurance transaction on parts of the US variable annuity portfolio. Aegon will assess if this could be value accretive to shareholders compared with the alternative of continued full ownership and active management of a de-risked variable annuity portfolio

Statement of Lard Friese, CEO

“The first three months of 2022 have been unprecedented in many ways. The Russian invasion in Ukraine has had a devastating impact on the lives of many people and fueled inflationary pressures and volatility on the global financial markets at a time that many economies were opening up after relaxing COVID-19 measures. I am proud of our colleagues who continued to effectively support and service our customers in a turbulent environment as evidenced by our results, and the substantial progress we made on our 2023 strategic and financial objectives.

We continued sharpening our strategic focus and increasing our financial flexibility with the completion of the divestments of our businesses in Hungary and Turkey to Vienna Insurance Group, and the sale of part of our European venture fund. The closing of the sale of our Hungarian businesses resulted in an increase in Cash Capital at the Holding to EUR 1.8 billion. This enabled us to announce a EUR 300 million share buyback program and a further reduction of our debt, thereby reaching our deleveraging target range 1.5 years early.

Furthermore, we are maintaining a high pace in maximizing the value of our Financial Assets. We took management actions to further reduce the sensitivity of our capital position to market movements in our Dutch Life and US variable annuity businesses. The progress we’re made so far, enables us to now engage with external parties to further explore the potential for a reinsurance transaction on parts of the US variable annuity portfolio and assess if this could be value accretive to shareholders.

As part of our strategy, we’re also reinvesting in our Strategic Assets to enhance our customer service and strengthen our ability to compete by expanding our distribution network. These investments resulted in higher sales and net deposits in our US life business, UK Retail business and the retirement businesses in our core markets. Our Global Asset Manager also continued its track record of positive third-party net deposits. In the US, we acquired TAG Resources, strengthening our competitive position in the pooled retirement plan market, which is a strategic growth driver. While COVID-19 mortality claims in the US continued to have an adverse impact, we saw our growth initiatives positively contribute to a solid first quarter 2022 operating result.

Our responsibility extends well beyond achieving attractive financial returns. In line with our purpose of helping people live their best lives, we actively contribute to help protect our environment and society. In February, we made a significant donation to the Red Cross to aid the victims of the hostile attack on Ukraine and excluded future investments in Russia and Belarus-based companies. We also sharpened our Responsible Investment policy to further align our investments with our net-zero carbon commitment. Transamerica introduced an innovative retirement plan that offers participants access to ESG investments. Our progress is increasingly recognized by our external stakeholders, as evidenced by the Responsible Investor of the Year award Aegon Asset Management received at the Insurance Asset Risk Awards 2022.

While global economic and geopolitical uncertainty remains, we are seeing the impact from COVID-19 subside and several central banks tightening their monetary policies to protect the economy and address rising inflation. Looking ahead, I am confident that the progress we are making on the execution of our strategy and the implementation of our operational improvement plan, as well as the actions we are taking to strengthen our balance sheet keep us on track for delivering on our strategic and financial objectives."

Note: All comparisons in this release are against 1Q 2021, unless stated otherwise. See page 8 of this press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 6 22 88 99 25	+31 (0) 70 344 8028	United States: +1 720 452 7989
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 165 4012
The Netherlands: +31 20 703 8218
Passcode: 7303378

The Hague – May 12, 2022

Strategic highlights

Aegon N.V. Strategic highlights - Focus. Execute. Deliver. Key performance indicators		unaudited
	Notes	1Q 2022	1Q 2021%		4Q 2021%
Addressable expenses ¹		3,018	2,980	1	2,999	1
Change compared to FY 2019		(190)	(229)	17	(210)	9
Strategic Assets
Americas Individual Solutions - Life
New business strain (USD million)		71	73	(4)	69	2
New life sales (USD million)		94	83	12	95	(2)
MCVNB (USD million)		38	52	(26)	51	(24)
Americas Workplace Solutions - Retirement Plans Middle-Market
Net deposits (USD million)		288	(40)	n.m.	(652)	n.m.
Written sales (USD million)		1,273	1,124	13	1,320	(4)
The Netherlands
Mortgage origination (EUR million)		2,445	3,031	(19)	2,269	8
Workplace Solutions net deposits (EUR million)		186	173	8	187	—
Net growth Knab customers (‘000s of customers)		13.9	10.4	33	2.4	n.m.
United Kingdom
Platform expenses / AuA		19 bps	22 bps	(14)	21 bps	(10)
Annualized revenues gained/(lost) on net deposits (GBP million)		(2)	(2)	2	(2)	(4)
Workplace net deposits (GBP million)		701	295	138	542	29
Retail net deposits (GBP million)		23	(42)	n.m.	(38)	n.m.

Growth Markets (Spain & Portugal, China, Brazil)
New life sales (EUR million)		64	65	(1)	51	26
MCVNB (Life) (EUR million)		22	32	(31)	27	(18)
New premium production (P&C and A&H) (EUR million)		33	29	13	28	15

Asset management - Global Platforms
Operating margin (%)		16.2%	12.8%	26	11.7%	38
Net deposits (EUR million)		(3,293)	(3,572)	8	(1,968)	(67)
of which Third-party (EUR million)		423	138	n.m.	419	1
Annualized revenues gained/(lost) on net deposits (EUR million)		(2)	—	n.m.	1	n.m.

Financial Assets
Americas - Variable Annuities
Capital generation (USD million)		(120)	79	n.m.	228	n.m.
Dynamic hedge effectiveness ratio (%)		97%	99%	(2)	98%	(1)
Americas - Long-Term Care
Capital generation (USD million)		51	76	(34)	41	23
Actual to expected claim ratio (%) (IFRS)		51%	43%	19	77%	(34)
NPV of rate increases approved since end-2020 (USD million)		368	112	n.m.	342	8
The Netherlands - NL Life
Operating capital generation (EUR million)		66	27	140	56	18
Remittances to Aegon NL (EUR million)		50	25	100	25	100
Solvency II ratio (%)		186%	149%	25	186%	—

1. Trailing four quarters in constant currency. EUR million.

1Q 2022 Results - 2

The Hague – May 12, 2022

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the organization. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core and growth markets, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins, and growing profitably. Between the launch of the operational improvement plan and the end of the first quarter of 2022, a total of 937 initiatives have been executed, of which 728 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses and driving business growth. Aegon targets EUR 400 million expense savings from expense savings initiatives by 2023, of which EUR 150 million is expected to be reinvested in growth initiatives. In the trailing four quarters, Aegon has reduced addressable expenses through expense savings initiatives by EUR 234 million compared with the base year 2019. Aegon remains confident on delivering on its expense savings target, while absorbing expense inflation. In the trailing four quarters, reduced travel and marketing activity in a COVID-19 environment led to an additional, temporary EUR 10 million reduction in annual expenses compared with 2019. These reductions in expenses were partly offset by EUR 52 million expenses made for growth initiatives in the trailing four quarters. Combined, addressable expenses have been reduced by EUR 190 million compared with the base year 2019. The growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products, and contributed EUR 165 million to the operating result in the trailing four quarters. The company will continue to execute the expense savings and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon invests in expanding its customer base and increasing its margins to realize profitable growth.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in term life, whole life final expense, and indexed universal life through profitable sales growth. New life sales in the first quarter of 2022 amounted to USD 94 million, a 12% increase compared to the same period last year, and were driven by increased indexed universal life and whole life final expense sales. This increase was supported by an enhanced service program for top-selling agents aimed at improving customer service, reducing cycle times, and strengthening the relationship between the agents and Transamerica. Furthermore, sales benefitted from the continued success of the funeral planning benefit for eligible indexed universal life policyholders, which is a distinct competitive advantage in the World Financial Group (WFG) distribution channel. WFG continued its recruiting success and grew its number of licensed agents by 8% compared with the first quarter 2021 to 57,000. Sales of Transamerica’s indexed universal life products through WFG matched highest sales quarter in six years. Transamerica’s whole life final expense sales increased for the quarter and were the highest since the fourth quarter of 2019 following enhancements made to the product, the application process, and to customer service.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Momentum is building here with seven consecutive quarters of written sales of over USD 1 billion. Middle-Market written sales totaled USD 1.3 billion, an increase of 13% compared with

1Q 2022 Results - 3

The Hague – May 12, 2022

the first quarter of 2021. Net deposits turned positive for the Middle-Market and amounted to USD 288 million in the first quarter of 2022 compared with USD 40 million of net outflows in the same quarter of last year. Net deposits are benefiting from strong written sales in prior periods, which translate into higher takeover and recurring deposits.

On March 1, 2022, Transamerica announced the expansion of its capabilities in pooled retirement plans – which is a strategic growth driver – with the acquisition of TAG Resources, LLC. The addition of TAG’s technology and service model will enable Transamerica to further expand its pooled retirement plan offerings to third-party administrators, financial advisors, broker-dealers, and other distribution partners.

The Netherlands

Aegon is a leading mortgage originator in the Netherlands, and benefits from its scale, high service levels to intermediaries and customers, and diversified funding. In the first quarter of 2022, the company originated EUR 2.4 billion of residential mortgages. Approximately two thirds of that was originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. Mortgages under administration grew by EUR 4.2 billion compared with the first quarter of 2021 to EUR 60.8 billion despite high prepayments as a result of customers refinancing their mortgages in light of relatively low interest rate levels.

Net deposits for the Workplace Solutions defined contribution pension products (PPI) in the Netherlands increased by 8% to EUR 186 million in the first quarter of 2022. Aegon’s PPI offering is low-cost thanks to the scale of its administration subsidiary, TKP. In the past two quarters, TKP onboarded the 600,000-participant pension fund for the metal and technology industry in the Netherlands, which brings their total number of pension participants serviced to 3.7 million at the end of the first quarter of 2022.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the first quarter of 2022, Knab grew its fee-paying customer base by almost 14,000. This underscores the bank’s ability to attract and retain customers through its clear way of communicating, its customer-friendly service, and the way it offers customers an easy way of managing their banking matters online.

United Kingdom

In the United Kingdom, Aegon’s aim is to grow both the Retail and Workplace channels of its platform business. The platform business – excluding the low-margin Institutional business – generated net deposits of GBP 724 million, with both channels contributing positively. This represents a GBP 470 million increase in net deposits versus the comparable quarter in 2021. Net deposits for the Retail channel turned positive and were the best since the re-platforming of the Cofunds business in 2018. Enhancements made to the platform’s functionality and investments in the servicing of intermediaries have been driving the gradual improvement in net deposits in recent quarters. Net deposits on the platform contributed positively to revenues, but were more than offset by the revenues lost from the anticipated gradual run-off of the traditional product portfolio. Platform expenses as a percentage of assets under administration decreased by 3 basis points compared with the first quarter of last year to 19 basis points, with both expense savings and the favorable impact from market movements on assets under administration contributing positively.

Financial Assets

Financial Assets are blocks of business which are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Dedicated teams are responsible for managing these businesses and maximizing their value through active in-force management, disciplined risk management and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

1Q 2022 Results - 4

The Hague – May 12, 2022

Americas

Since the Capital Markets Day in 2020, Transamerica has made good progress on increasing the value of the US variable annuity portfolio through unilateral and bilateral actions. By executing a lump-sum buy-out program – that was made available to certain policyholders of variable annuities with guaranteed minimum income benefit riders – and by increasing fees on certain variable annuity products, the company generated approximately USD 250 million of capital. Transamerica also materially expanded its dynamic hedge program in October 2021, to cover the interest rate and equity risks embedded in the guarantees of its entire variable annuity portfolio. In the first quarter of 2022, Transamerica achieved a hedge effectiveness of 97% on its variable annuity dynamic hedge program, continuing its strong track record. The actions taken to date have driven a reduction in required capital at a 400% RBC ratio by approximately USD 700 million for the variable annuity portfolio since the end of 2020. Variable Annuities now represent only 16% of Transamerica’s total required capital.

As previously indicated, the company remains exposed to the impact of equity markets on variable annuity base contract fees. Transamerica has intentionally left this risk open, as this is fundamentally an asset management type of exposure and a key driver of future variable annuity capital generation. The residual risks on the variable annuity portfolio are well understood and manageable. These mainly relate to fund basis risk, realized volatility and implied volatility.

The company remains focused on taking actions to increase the value of the variable annuity portfolio. In April 2022, Transamerica adopted a long-term implied volatility assumption that is higher than the current implied volatility for the valuation of its variable annuity guarantees. Previously, spikes in short-term volatility could result in more variability in the RBC ratio. Given that implied volatility does tend to revert to the mean over time, the adoption of a long-term volatility assumption will better protect Transamerica’s capital position against short-term market dislocations. Furthermore, Transamerica is exploring options to further reduce the basis risk between underlying investment funds and hedge instruments.

Having made significant progress on management actions to better manage this block of business, the company has taken the additional step to investigate further options to release capital and improve the risk - return profile of Transamerica, and that would involve third parties. In this effort, the company has dedicated significant internal resources, and has engaged external actuarial resources. The extensive work that has been undertaken has indicated trade-offs with respect to upfront capital impacts, reserve movements (including the potential impact of flooring), ongoing capital generation, sensitivity to financial markets, as well as counterparty exposure and operational management. As a next step, Transamerica will engage directly with external parties to further understand potential parameters for a reinsurance transaction on parts of the variable annuity portfolio. The outcome of this external engagement, and the trade-offs to be made as part of a potential transaction, will be weighed against the alternative of continued full ownership and active management of a de-risked variable annuity portfolio.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care is a multi-year rate increase program. In the first quarter of 2022, the company obtained regulatory approvals for additional rate increases worth USD 26 million, bringing the value of approvals achieved to USD 368 million since the start of the program. The company is on track to achieve the upgraded target of USD 450 million rate increases from this program.

Claims experience for the long-term care business in the first quarter was favorable relative to the company’s long-term expectations, driven by fewer new claims and more claims terminations due to the impact of the COVID-19 pandemic. Actual to expected claims experience was 51% for the first quarter of 2022, and reflected a USD 12 million release of the incurred but not reported (IBNR) reserve that was previously set-up for delayed long-term care claims. Excluding this release, the actual to expected claims experience for the first quarter of 2022 would have amounted to 60%. This is due to lower than expected new claims, especially from customers in care facilities, and from higher than expected claims terminations across all sites of care.

1Q 2022 Results - 5

The Hague – May 12, 2022

The Netherlands

The dedicated team responsible for the Dutch Life business – Aegon Levensverzekering N.V. – is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The Solvency II ratio of the Dutch Life business ended the first quarter of 2022 at 186%, which is above the operating level of 150%. Management actions taken since the 2020 Capital Markets Day to strengthen the capital position, improve the risk profile, and increased capital generation have allowed the Dutch Life business to double the quarterly remittances of the Dutch Life business from EUR 25 million in 2021 to EUR 50 million in the first quarter of 2022.

Aegon continues to look for ways to reduce the volatility in the Solvency II ratio of the Dutch Life business. In the first quarter of 2022, in line with earlier commitments, the potential intra-year volatility in the required capital caused by profit sharing was significantly reduced via a model change.

Growth Markets and Asset Management

To align the organization to its strategy, Aegon’s Brazilian joint venture Mongeral Aegon Group (MAG) has become part of Aegon International instead of Aegon Americas as of the first quarter of 2022. As a result, Aegon International now includes all three growth markets, Spain & Portugal, Brazil, and China. This will sharpen the focus on growth, and offer the necessary support to these important markets.

New life sales from these markets decreased by 1% to EUR 64 million and market consistent value of new business (MCVNB) decreased by 31% to EUR 22 million due to industry-wide lower demand for critical illness products in China. This more than offset higher sales in Brazil, Spain and Portugal.

New premium production for property & casualty and accident & health insurance increased by 13% compared with the first quarter of 2021 to EUR 33 million as a result of new product sales in Spain & Portugal.

Aegon Asset Management (Aegon AM) aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms amounted to EUR 0.4 billion in the first quarter of 2022, largely driven by net deposits in alternative investment strategies on the fixed income platform. This builds on Aegon’s track record of more than ten consecutive years of positive third-party net deposits and reflects the strength of Aegon’s investment capabilities. Annualized revenues lost on net deposits for Global Platforms amounted to EUR 2 million for the quarter as a result of net outflows in the general account and affiliates. In the first quarter of 2022, the operating margin improved to 16.2% compared with 12.8% in the comparable quarter in 2021. This was driven by revenues gained on net deposits in previous quarters, and disposition and origination fees in Aegon’s real asset business.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On March 23, 2022, Aegon announced the completion of the divestment of its Hungarian businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transaction amounted to EUR 620 million. The divestment of Aegon’s businesses in Hungary led to an increase in IFRS equity of EUR 411 million in the first quarter of 2022, of which EUR 372 million was recognized as a book gain. The completion of this part of the sale marked an important step towards the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. On April 21, 2022, Aegon also announced the completion of the divestment of its business in Turkey to VIG. The sale of Aegon’s businesses in Poland and Romania are expected to be completed in the course of 2022, subject to required local regulatory approvals.

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The Hague – May 12, 2022

Aegon has decided to winddown Aegon Growth Capital Fund, its European venture capital fund. In April 2022, Aegon agreed to sell one of the investments of the fund – a minority stake in Romeo Financiële Diensten – to Blauwtrust Groep, with closing envisaged to take place in the second quarter of 2022. Aegon is managing the capital of the fund tightly and has a bias to exit from the remaining three portfolio companies. Aegon’s businesses will continue to work with the portfolio companies.

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

The closing of the sale of Aegon’s businesses in Hungary resulted in a significant increase of Aegon’s Cash Capital at the Holding – which amounted to EUR 1.8 billion at the end of the first quarter of 2022 – and brought it above the stated operating range of EUR 0.5 billion to EUR 1.5 billion. This provided Aegon with the financial flexibility to announce a reduction of its debt through a tender offer on March 23, 2022, as well as the intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances. These actions are in line with the ambitions stated at the Capital Markets Day in December 2020.

The debt tender offer was successfully completed on April 5, 2022 and reduced Aegon’s gross financial leverage by EUR 429 million. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

The share buyback is being executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range. The first tranche of EUR 100 million is expected to be completed on or before June 30, 2022. Aegon announces today that the second tranche will commence on July 7, 2022 and is expected to be completed on or before September 30, 2022.

1Q 2022 Results - 7

The Hague – May 12, 2022

Financial highlights

Financial overview		unaudited
EUR millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Americas		166	161	3	184	(10)
The Netherlands		187	184	1	195	(4)
United Kingdom		51	39	29	49	4
International		47	30	57	46	2
Asset Management		68	75	(9)	49	39
Holding and other activities		(55)	(59)	6	(54)	(3)

Operating result	1	463	431	7	470	(1)
Fair value items		(452)	3	n.m.	90	n.m.
Realized gains / (losses) on investments		73	31	134	121	(39)
Net impairments		(20)	16	n.m.	15	n.m.

Non-operating items		(399)	50	n.m.	226	n.m.
Other income / (charges)		330	1	n.m.	(69)	n.m.
Result before tax		394	482	(18)	627	(37)
Income tax		18	(96)	n.m.	(101)	n.m.

Net result		412	386	7	526	(22)

Net result attributable to:
Owners of Aegon N.V.		385	383	—	504	(24)
Non-controlling interests		27	3	n.m.	21	29
Operating result after tax		372	357	4	405	(8)

Return on equity	4	8.1%	8.8%	(8)	9.0%	(10)

Operating expenses		949	954	(1)	913	4
of which addressable expenses	8	742	691	7	772	(4)

Americas		10,113	10,546	(4)	7,028	44
The Netherlands		5,056	4,488	13	5,623	(10)
United Kingdom		3,350	4,061	(18)	14,073	(76)
International		103	30	n.m.	183	(44)
Asset Management		36,708	39,778	(8)	42,121	(13)
Total gross deposits	9	55,329	58,903	(6)	69,029	(20)

Americas		(1,916)	(4,041)	53	(6,891)	72
The Netherlands		165	204	(19)	28	n.m.
United Kingdom		182	686	(73)	10,681	(98)
International		(37)	(9)	n.m.	98	n.m.
Asset Management		2,733	3,119	(12)	3,115	(12)

Total net deposits / (outflows)	9	1,128	(41)	n.m.	7,032	(84)

Americas		102	84	21	94	9
The Netherlands		24	21	17	17	40
United Kingdom		7	8	(10)	8	(8)
International		65	68	(5)	54	20

New life sales (recurring plus 1/10 single)	2,9	198	181	9	173	15
New premium production accident & health insurance		59	55	7	51	15
New premium production property & casualty insurance		30	25	16	24	25
Market consistent value of new business	3	136	153	(11)	149	(9)

1Q 2022 Results - 8

The Hague – May 12, 2022

Aegon N.V. Leverage	unaudited
	Quarterly
	1Q 2022	1Q 2021	4Q 2021
Gross financial leverage (EUR millions)	5,997	6,080	5,932
Gross financial leverage ratio (%)	23.9%	26.7%	24.7%

Aegon N.V. Cash Capital at Holding	unaudited
	Quarterly
EUR millions	1Q 2022	1Q 2021	4Q 2021
Beginning of period	1,279	1,149	961
Americas	21	17	232
The Netherlands	50	25	60
United Kingdom	—	49	154
International	30	24	74
Asset Management	—	—	—
Holding and other activities	—	—	—
Gross remittances	102	115	520
Funding and operating expenses	(26)	(41)	(103)

Free cash flow	76	75	417

Divestitures and acquisitions	553	21	6
Capital injections	(44)	(50)	(4)
Capital flows from / (to) shareholders	—	—	(96)
Net change in gross financial leverage	(9)	—	—
Other	(37)	(4)	(5)

End of period	1,817	1,191	1,279

Aegon N.V. Capital ratios		unaudited
EUR millions	Notes	1Q 2022	1Q 2021	4Q 2021
US RBC ratio		424%	428%	426%
NL Life Solvency II ratio		186%	149%	186%
Scottish Equitable plc (UK) Solvency II ratio		177%	158%	167%
Eligible Own Funds		19,067	18,810	19,431
Consolidated Group SCR		9,088	9,676	9,226
Aegon N.V. Solvency II ratio	10,11	210%	194%	211%

Eligible Own Funds to meet MCR		8,195	7,869	8,816
Minimum Capital Requirement (MCR)		2,058	2,274	2,300
Aegon N.V. MCR ratio		398%	346%	383%

1Q 2022 Results - 9

The Hague – May 12, 2022

Capital generation		unaudited
EUR millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Earnings on in-force		303	218	39	234	29
Release of required		186	239	(22)	187	—
New business strain		(171)	(234)	27	(178)	4

Operating capital generation		318	223	43	243	31
One-time items		677	107	n.m.	(144)	n.m.
Market impacts		(363)	(358)	(1)	255	n.m.

Capital generation		633	(28)	n.m.	353	79

Capital generation		unaudited
EUR millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Americas		132	115	14	118	12
The Netherlands		107	37	189	72	50
United Kingdom		65	44	46	59	10
International		44	42	5	42	6
Asset Management		38	49	(24)	19	99
Holding and other activities		(67)	(66)	(3)	(66)	(2)

Operating capital generation		318	223	43	243	31

1Q 2022 Results - 10

The Hague – May 12, 2022

Operating result

Operating result increases by 7% compared with the first quarter of 2021 to EUR 463 million, as a result of an improvement in claims experience in the United States, the positive contribution from growth initiatives, increased fees from higher equity markets compared with the first quarter of last year, and favorable impacts from currency movements. These more than offset the impacts of increased benefit costs and outflows in Variable Annuities in the Americas and higher expenses.

The operating result from the Americas increased by 3% compared with the first quarter of 2021 to EUR 166 million. Excluding favorable currency movements, the operating result decreased by 5%. This was primarily due to increased benefit costs and lower fee revenues from expected outflows in Variable Annuities, and higher expenses in the first quarter of 2022 compared with the first quarter of the prior year. Unfavorable mortality claims experience came in at EUR 102 million in the quarter, compared with EUR 138 million in the first quarter of 2021. Favorable morbidity experience was EUR 56 million, compared with EUR 65 million in last year’s first quarter.

Aegon’s operating result in the Netherlands increased by 1% compared with the first quarter of 2021 to EUR 187 million. The results of Mortgages and Workplace Solutions increased and were supported by business growth, while the results of Life and Bank decreased and reflected lower investment income. Benefits from expense savings initiatives and business growth were offset by higher pension cost for own employees across all lines of business.

The operating result from the United Kingdom increased by 29% compared with the first quarter of 2021 to EUR 51 million. This was driven by increased fees from higher equity markets compared with the first quarter of last year and positive net deposits on the platform, in addition to lower addressable expenses as a result of expense savings. These more than offset the impacts from the loss of earnings from the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

The operating result from International increased by 57% to EUR 47 million in the first quarter of 2022. The increase reflects the benefits from business growth in Spain & Portugal, Brazil, and China and more favorable claims experience in Spain & Portugal and TLB.

The operating result from Aegon AM decreased by 9% compared with the first quarter of 2021 to EUR 68 million. Higher management fees were driven by third-party net deposits, which were partly offset by decreased fees from lower equity markets and higher interest rates, both reducing asset balances. In addition, higher other revenues were driven by disposition and origination fees and non-recurring items. These were more than offset by lower performance fees net of performance-based compensation in Aegon-Industrial Fund Management Company (AIFMC) compared with the exceptional level of performance fees in the same period last year.

The operating result from the Holding was a loss of EUR 55 million, and mainly reflects funding expenses.

Non-operating items

The result from non-operating items amounted to a loss of EUR 399 million in the first quarter of 2022 as a result of fair value losses. These fair value losses were mainly driven by the dynamic hedge program for US variable annuities with GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter. There was a partial offset from outperformance of multi-family property investments and real estate with commodity exposure in the United States.

1Q 2022 Results - 11

The Hague – May 12, 2022

Other income

Other income amounted to EUR 330 million and primarily resulted from a EUR 372 million book gain on the sale of Aegon’s businesses in Hungary. Other smaller one-time benefits were more than offset by Other charges, mostly one-time investments related to the operational improvement plan, which amounted to EUR 63 million.

Net result

The result before tax amounted to EUR 394 million. After a tax benefit of EUR 18 million, the net result was EUR 412 million. The income tax benefit reflects the tax benefit recognized on the result before tax from the Americas, while the book gain on the sale of Aegon’s businesses in Hungary is tax-exempt.

Expenses

Addressable expenses increased by 7% compared with the first quarter of 2021 to EUR 742 million, or 3% on a constant currency basis. The benefit from additional savings from expense savings initiatives was more than offset by additional investments in growth initiatives, and reversals of temporary expense benefits in the first quarter of last year as a result of management measures and country-wide restrictions in the pandemic environment. In addition, expenses were impacted by timing elements in the Americas.

Operating expenses of EUR 949 million decreased by 1% compared with the first quarter of 2021. Lower one-time investments in the operational improvement plan and the completion of the sale of Aegon’s businesses in Hungary more than offset the increase in addressable expenses.

Sales

Aegon recorded EUR 1.1 billion of net deposits in the first quarter of 2022. This was mainly the result of net deposits from Aegon AM, which more than offset net outflows in the United States. Aegon AM third-party net deposits amounted to EUR 2.7 billion, with positive contributions from both Global Platforms and Strategic Partnerships. This builds on Aegon’s track record of ten consecutive years of positive third-party net deposits, and reflects Aegon AM’s competitive investment capabilities. Net deposits in the United Kingdom amounted to EUR 182 million. Increased net deposits in the Retail and Workplace channels of the platform business were partly offset by net outflows in the Institutional business, which is low-margin and for which net deposits can be lumpy. In the Netherlands, Aegon recorded EUR 165 million of net deposits, driven by defined contribution products. Net outflows for the United States equaled EUR 1.9 billion, driven by Individual Solutions, and were mainly a consequence of the decision to stop the sale of variable annuities with significant interest rate sensitive riders.

New life sales totaled EUR 198 million. The 9% increase compared with the first quarter was mainly driven by higher sales in the Americas, in particular by increased indexed universal life and whole life final expense sales. In the Netherlands, sales were also higher, driven by higher additional yearly pension increases. In International, sales decreased, as the impact from industry-wide lower demand for critical illness products in China outweighed strong sales growth in both Spain & Portugal and Brazil.

New premium production for accident & health insurance increased by 7% compared with the first quarter of 2021 to EUR 59 million mainly driven by increased sales in retiree medical coverages in the US Workplace Solutions business.

New premium production for property & casualty insurance increased by 16% compared with the first quarter of 2021 to EUR 30 million, mainly as a result of the continued demand for household insurance products in Spain & Portugal.

Market consistent value of new business

Market consistent value of new business decreased from EUR 153 million in the first quarter of 2021 to EUR 136 million in the first quarter of 2022. This was mainly due to a decrease in MCVNB in the Americas, which was driven by Workplace Solutions, in part due to a benefit from a one-time transaction in Retirement Plans in the prior year quarter. MCVNB for International also decreased due to industry-wide lower demand for critical illness products in China. There were partial offsets from the Netherlands, driven by stronger margins in disability, and from the United Kingdom, driven by higher increments from existing customers.

1Q 2022 Results - 12

The Hague – May 12, 2022

Shareholders’ equity

On March 31, 2022, shareholders’ equity excluding revaluation reserves equaled EUR 19.1 billion, or EUR 9.23 per common share. The EUR 1.0 billion increase compared with the end of 2021 mainly came from retained earnings, the favorable impact of higher interest rates on the remeasurement of the defined benefit obligations, and favorable currency movements.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the first quarter of 2022, leading to gross financial leverage of EUR 6.0 billion per March 31, 2022. This increase was driven by the strengthening of the US dollar against the euro.

A debt tender offer was successfully completed on April 5, 2022, which will reduce Aegon’s gross financial leverage by EUR 429 million in the second quarter of 2022. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,279 million to EUR 1,817 million during the first quarter of 2022, which is above the operating range of EUR 0.5 billion to EUR 1.5 billion. This was largely from the impact of divestitures net of acquisitions, which amounted to EUR 553 million and were driven by closing the sale of Aegon’s businesses in Hungary. This provided Aegon with the financial flexibility to announce a reduction of its debt through a tender offer on March 23, 2022, as well as the intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances. Free cash flow of EUR 76 million resulted from EUR 102 million of gross remittances from the business units, minus EUR 26 million of holding funding and operating expenses. Capital injections into business units amounted to EUR 44 million and are mostly attributable to India. Other items added up to EUR 46 million and were driven by the previously announced EUR 50 million share buyback in the context of the 2021 and 2022 variable compensation plans.

Capital ratios

Aegon’s Group Solvency II ratio decreased from 211% to 210% during the first quarter of 2022, as capital generation after holding expenses of EUR 633 million was more than offset by the impacts from reflecting the previously announced debt tender offer and EUR 300 million share buyback. Unfavorable market movements totaled EUR 363 million and included the unfavorable impact from equity markets in the United States. One-time items amounted to a EUR 677 million gain. The favorable impacts of the sale of Aegon’s business in Hungary and management actions in the United States as well as the Netherlands were only partly offset by the impact of the lowering of the Ultimate Forward Rate in the Netherlands and a reduction of group diversification benefits. Operating capital generation amounted to EUR 318 million after holding expenses, and reflects adverse claims experience in the United States and strong business performance in all other units.

The estimated RBC ratio in the United States decreased from 426% on December 31, 2021 to 424% on March 31, 2022, and remains above the operating level of 400%. The RBC ratio was negatively impacted by market movements, largely due to unfavorable equity markets while rising interest rates also had a slight negative impact. This was partially offset by one-time items, including a management action to recognize previously deferred hedge gains. Operating capital generation more than offset remittances to the intermediate holding company.

1Q 2022 Results - 13

The Hague – May 12, 2022

The estimated Solvency II ratio of NL Life remained stable compared with the end of 2021 at 186% on March 31, 2022, which is above the operating level of 150%. Management actions during the quarter had a positive impact. In the context of rising interest rates, NL Life reduced its fixed income investments and made regular hedge adjustments. Both actions lowered the required capital. These actions were offset by the anticipated impact from the reduction of the Ultimate Forward Rate by 15 basis points and the negative impact from market movements. The latter was largely driven by higher inflation expectations and higher spreads. Operating capital generation more than offset the EUR 50 million remittance to the Group in the first quarter.

The estimated Solvency II ratio for Scottish Equitable Plc increased from 167% on December 31, 2021 to 177% on March 31, 2022, and remained above the operating level of 150%. The increase of the ratio was mostly driven by operating capital generation and a reduction in required capital as a result of market movements.

1Q 2022 Results - 14

The Hague – May 12, 2022

Americas

Americas		unaudited
USD in millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Individual Solutions		129	130	(1)	140	(8)
Workplace Solutions		57	64	(12)	70	(19)

Operating result		186	195	(5)	210	(11)
Fair value items		(475)	(63)	n.m.	282	n.m.
Realized gains / (losses) on investments		15	26	(43)	98	(85)
Net impairments		(5)	7	n.m.	5	n.m.

Non-operating items		(464)	(30)	n.m.	385	n.m.
Other income/(charges)		5	(8)	n.m.	117	(96)

Result before tax		(274)	156	n.m.	713	n.m.
Income tax		76	(8)	n.m.	(114)	n.m.

Net result		(198)	147	n.m.	599	n.m.

Operating expenses		451	416	9	377	20
of which addressable expenses		389	358	9	412	(5)

Individual Solutions		2,823	3,293	(14)	2,210	28
Workplace Solutions		8,524	9,411	(9)	5,767	48

Total gross deposits	9	11,347	12,704	(11)	7,976	42

Individual Solutions		(2,081)	(1,193)	(74)	(2,580)	19
Workplace Solutions		(69)	(3,675)	98	(5,430)	99

Total net deposits / (outflows)	9	(2,149)	(4,868)	56	(8,009)	73

Individual Solutions		94	83	13	95	(2)
Workplace Solutions		21	18	15	12	69

New life sales (recurring plus 1/10 single)	9	114	102	13	107	7
New premium production accident & health insurance		54	50	9	46	17

1Q 2022 Results - 15

The Hague – May 12, 2022

Operating result

The operating result from the Americas decreased by 5% compared with the first quarter of 2021 to USD 186 million. This was primarily due to increased benefit costs and lower fee revenues from expected outflows in Variable Annuities, and higher expenses in the first quarter of 2022 compared with the first quarter of the prior year. Unfavorable mortality claims experience came in at USD 114 million in the quarter, compared with USD 166 million in the first quarter of 2021. Favorable morbidity experience was USD 63 million, compared with USD 78 million in last year’s first quarter.

•	In Individual Solutions, the operating result remained broadly stable with USD 129 million in the first quarter of 2022 compared with USD 130 million in the first quarter of 2021.

Adverse Individual Life mortality experience was USD 105 million this quarter, compared with USD 157 million of adverse experience in the first quarter of 2021. COVID-19 was again the biggest driver of adverse mortality experience, with USD 60 million adverse claims experience directly attributable to COVID-19 as cause of death. The remaining mortality experience is mainly attributed to higher claims frequency in Universal Life and Traditional Life, which Aegon believes to be in part indirectly related to COVID-19.

Favorable morbidity claims experience in Accident & Health amounted to USD 67 million in the first quarter of 2022, compared with USD 80 million in the prior year quarter. Lower than expected new claims from customers in care facilities and from higher than expected claims terminations across all sites of care accounted for the favorable experience. In addition, the first quarter of 2021 included the set-up of USD 20 million incurred but not reported (IBNR) reserve. USD 12 million of the total IBNR reserve was released this quarter.

A better Life and Health net claims experience in this quarter compared with the first quarter last year was offset by a lower operating result from Variable Annuities. As a result of market movements in the first quarter of 2022, benefits were higher due to decreasing account values and more claims from variable annuities, in particular those with GMDB riders. As expected, the operating result for Individual Solutions was impacted by additional expenses for the expanded dynamic hedging program and outflows in variable annuities and by the running costs for reinsuring a portfolio of universal life secondary guarantee policies.

•

In Workplace Solutions, the operating result decreased by USD 7 million compared with the same period last year to USD 57 million. This was mainly driven by a USD 4 million operating result decrease in Accident & Health and by a USD 3 million result decrease in Retirement Plans due to timing of expenses, which was partly offset by higher revenue from favorable market performance since the first quarter of 2021. The result of Stable Value Solutions decreased by USD 2 million due to a decrease in fee revenue from lower fee rates and notional balances.

Net result

The net result in the Americas amounted to a loss of USD 198 million in the first quarter of 2022 compared with a profit of USD 147 million in the first quarter of 2021. This was driven largely by a loss in non-operating items, partly offset by tax benefits and Other income, compared with tax expenses and Other charges in the prior year period.

Non-operating items resulted in a loss of USD 464 million compared with a loss of USD 30 million in the first quarter of 2021. Fair value items resulted in a loss of USD 475 million in the first quarter of 2022. This was due to a USD 658 million loss on fair value hedges without an accounting match, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability and showed 96% economic hedge effectiveness. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter. Fair value hedges with an accounting match – which includes the hedges of the variable annuities GMWB portfolio – reported a loss of USD 2 million, largely thanks to a hedge effectiveness in the quarter of 98% for the GMWB portfolio. The combined hedge effectiveness for the variable annuities portfolio was 97%. Fair value investments resulted in a gain of USD 185 million for the first quarter of 2022 largely from the outperformance of multi-family property investments and real estate with commodity exposure.

1Q 2022 Results - 16

The Hague – May 12, 2022

Realized gains on investments amounted to USD 15 million. These gains were mainly from normal trading activity and gains on mortgages driven by prepayment fees. Gross impairments of USD 7 million were partly offset by recoveries, mainly related to mortgages, resulting in net impairments of USD 5 million.

Other income came in at USD 5 million. This included one-time benefits from in-force management actions on different parts of the universal life portfolio and from model updates. These were largely offset by one-time investments related to the operational improvement plan of USD 43 million.

The result before tax amounted to a loss of USD 274 million. The income tax benefit was USD 76 million in the first quarter of 2022, implying an effective tax rate higher than the statutory rate from tax exempt income and tax credits.

Expenses

Addressable expenses increased by 9% to USD 389 million in the first quarter of 2022 compared with USD 358 million in the first quarter of last year. This increase was partly driven by the timing of spend on shared services accounts and an increase of performance-related compensation. Other timing of expenses, increased technology spend, and additional expenses following the TAG Resources LLC acquisition added to the expense increase this quarter.

Operating expenses increased by 9% to USD 451 million in line with the increase in addressable expenses. In addition, higher one-time investments related to the operational improvement plan added to the increase.

Sales

New life sales increased by 13% to USD 114 million from USD 102 million in the first quarter of 2021. The Individual Solutions business generated new life sales of USD 94 million in the first quarter of 2022, a 13% increase in comparison to the same period last year and driven by increased sales of indexed universal life and whole life final expense. The increase in sales was supported by an enhanced service program for top-selling agents aimed at improving customer service, reducing cycle times, and strengthening the relationship between the agents and Transamerica. Furthermore, sales benefitted from the continued success of the funeral planning benefit for eligible indexed universal life policyholders, which is a distinct competitive advantage in the World Financial Group (WFG) distribution channel. WFG also continued its recruiting success, growing the number of licensed agents by 8% compared to the first quarter of 2021, and indexed universal life sales matched the best sales quarter for WFG since the second quarter of 2016. New life sales in Workplace Solutions increased by USD 3 million to USD 21 million driven by universal life products experiencing strong renewal participation with existing employer groups.

New premium production for accident & health insurance increased to USD 54 million in the first quarter of 2022 from USD 50 million in the same period of 2021. In Individual Solutions, the last remaining sales of long-term care policies amounted to USD 2 million. Sales in Workplace Solutions increased by 10% to USD 52 million in the first quarter of 2022, mainly due to increased sales in retiree medical coverages adding more groups of employers.

Total net outflows were USD 2.1 billion in the first quarter of 2022 compared with USD 4.9 billion in the first quarter of 2021. Net outflows were mainly from Individual Solutions whereas Workplace Solutions only had net outflows of USD 69 million.

In Individual Solutions, net outflows increased from USD 1.2 billion in the first quarter of 2021 to USD 2.1 billion in the same period of this year. Net outflows were largely driven by USD 1.5 billion of net outflows from Variable Annuities following the decision to stop the sale of variable annuities with significant interest rate sensitive riders. Mutual Funds reported net outflows of USD 0.4 billion as a result of unfavorable markets. Furthermore, the run-off of the Fixed Annuities book contributed USD 0.1 billion in net outflows.

Net outflows in Workplace Solutions were driven by USD 0.6 billion of net outflows in the lower-margin Large-Market segment of Retirement Plans in the first quarter of 2022. The Middle-Market segment of Retirement Plans, where Transamerica aims to compete as a top-5 player, reported net inflows of USD 0.3 billion. Consolidation and customer retention efforts from the Advice Center led to net deposits in individual retirement accounts (IRAs) of USD 0.3 billion.

1Q 2022 Results - 17

The Hague – May 12, 2022

Market consistent value of new business

Market consistent value of new business decreased from USD 104 million in the first quarter of 2021 to USD 73 million in the first quarter of 2022. The value of new business in Individual Solutions was broadly stable with USD 38 million this quarter. The impact of increasing interest rates reduced the underwriting margin on new life sales, which was only partly offset by increased life sales volumes. The decision to stop selling variable annuities with significant interest rate sensitive riders – which was implemented during the first quarter 2021 – further improved the new business value. The value of new business in Workplace Solutions decreased from USD 59 million in the first quarter of 2021 to USD 34 million in the reporting quarter. This decline was in part due to a benefit from a one-time transaction in Retirement Plans in the prior year quarter.

1Q 2022 Results - 18

The Hague – May 12, 2022

The Netherlands

The Netherlands		unaudited
EUR in millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Life		118	124	(4)	137	(14)
Mortgages		17	16	9	19	(9)
Bank		26	29	(10)	31	(14)
Workplace Solutions		24	15	58	8	n.m.

Operating result		187	184	1	195	(4)
Fair value items		(73)	71	n.m.	(121)	40
Realized gains / (losses) on investments		61	9	n.m.	29	108
Net impairments		3	3	19	12	(71)

Non-operating items		(8)	82	n.m.	(79)	90
Other income/(charges)		16	33	(52)	(147)	n.m.

Result before tax		195	299	(35)	(31)	n.m.
Income tax		(39)	(71)	46	(5)	n.m.

Net result		156	228	(32)	(37)	n.m.

Operating expenses		177	199	(11)	184	(4)
of which addressable expenses		151	152	—	156	(3)

Bank		4,830	4,275	13	5,388	(10)
Workplace Solutions		226	213	6	236	(4)

Total gross deposits	9	5,056	4,488	13	5,623	(10)

Bank		(21)	31	n.m.	(158)	87
Workplace Solutions		186	173	8	187	—

Total net deposits / (outflows)	9	165	204	(19)	28	n.m.

Mortgage origination		2,445	3,031	(19)	2,269	8
New life sales (recurring plus 1/10 single)		24	21	17	17	40
New premium production accident & health insurance		3	5	(49)	2	66
New premium production property & casualty insurance		5	5	(4)	5	1

1Q 2022 Results - 19

The Hague – May 12, 2022

Operating result

Aegon’s operating result in the Netherlands increased by EUR 3 million compared with the first quarter of 2021 to EUR 187 million. The results of Mortgages and Workplace Solutions increased and were supported by business growth, while the results of Life and Bank decreased and reflected lower investment income. Benefits from expense savings initiatives were offset by higher pension cost for own employees across all lines of business.

•

The operating result from Life decreased by 4% to EUR 118 million in the first quarter of 2022. The impact of the longevity reinsurance transaction announced in December 2021, and lower fees and revenues from the closed individual life book were the main drivers. Investment income was also lower, in part due to a one-time item.

•

The operating result from Mortgages increased by 9% to EUR 17 million driven by higher fees resulting from business growth and higher revenues from customer prepayment compensations. These more than offset the pressure from lower yields on investment income. Mortgages under administration increased to EUR 60.8 billion, an increase of 7% compared with the end of the first quarter of 2021.

•

The operating result from Bank decreased by 10% to EUR 26 million. The higher fee income from more fee-paying customers at Knab was more than offset by a lower interest margin due to a reduced balance sheet size, including a declining unsecured loan portfolio.

•

The operating result from Workplace Solutions increased by EUR 9 million to EUR 24 million in the first quarter of 2022. This was primarily driven by the non-life business, resulting from releases of disability provisions due to recoveries. Business growth of Aegon’s defined contribution pension (PPI) and administration business (TKP) also contributed favorably.

Net result

The net result amounted to EUR 156 million, and was mostly driven by the operating result.

Non-operating items in the Netherlands amounted to a loss of EUR 8 million, mainly from losses on fair value items, which amounted to EUR 73 million. The positive impact from rising spreads – that led to a lower fair value of liabilities – was more than offset by the negative impact from interest rate curve flattening. There was a partial offset from EUR 61 million of realized gains on investments, driven by sales of sovereign and corporate bonds. Net recoveries contributed EUR 3 million.

Other income amounted to EUR 16 million and was driven by a model change. There was a partial offset from one-time investments related to the operational improvement plan.

The result before tax amounted to EUR 195 million. The tax charge of EUR 39 million led to a net result of EUR 156 million.

Expenses

Addressable expenses reduced slightly to EUR 151 million when compared to the first quarter of 2022. Expense savings initiatives, which led to lower costs of outsourced services and lower office cost, drove the addressable expenses down but this was offset by higher employee expenses, in part due to higher pension cost for own employees as a consequence of higher interest rates.

Operating expenses decreased by 11% to EUR 177 million driven by lower one-time investments. One-time investments related to the operational improvement plan amounted to EUR 13 million in the first quarter of 2022.

Sales

Workplace Solutions net deposits increased by 8% to EUR 186 million in the first quarter of 2022 driven by the continued demand for defined contribution pension products (PPI).

For the Bank, net outflows amounted to EUR 21 million, as growth in the number of Knab customers was more than offset by gross outflows from increased payment activity.

1Q 2022 Results - 20

The Hague – May 12, 2022

Mortgage production decreased by EUR 0.6 billion to EUR 2.4 billion in the first quarter of 2022, of which EUR 1.6 billion was originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. The decrease in production is driven by lower mortgage spreads in combination with Aegon’s focus on maintaining attractive margins.

New premium production for accident & health insurance amounted to EUR 3 million, a decrease of EUR 2 million compared with the first quarter of 2021, driven by disability insurance. New premium production for property & casualty insurance remained stable at EUR 5 million.

New life sales increased by 17% to EUR 24 million, driven by higher additional yearly pension increases.

1Q 2022 Results - 21

The Hague – May 12, 2022

United Kingdom

United Kingdom		unaudited
GBP in millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Operating result		43	34	24	42	3
Fair value items		44	(42)	n.m.	(7)	n.m.
Realized gains / (losses) on investments		—	—	(7)	9	(100)
Net impairments		—	—	n.m.	—	n.m.

Non-operating items		44	(42)	n.m.	2	n.m.
Other income/(charges)	5	(19)	(2)	n.m.	(3)	n.m.

Result before tax		68	(10)	n.m.	41	66
Income tax		(3)	—	n.m.	(9)	72

Net result		65	(10)	n.m.	32	104

Operating expenses		91	99	(8)	96	(5)
of which addressable expenses		79	84	(7)	84	(6)

Total gross deposits*	9	2,802	3,548	(21)	12,058	(77)

Retail		23	(42)	n.m.	(38)	n.m.
Workplace Solutions		701	295	138	542	29
Institutional		(303)	583	n.m.	9,041	n.m.
Traditional products		(268)	(238)	(13)	(362)	26

Total net deposits / (outflows)	9	153	599	(75)	9,183	(98)

New life sales (recurring plus 1/10 single)	6,9	6	7	(14)	7	(9)

*	Institutional deposits are included on a net basis

1Q 2022 Results - 22

The Hague – May 12, 2022

Operating result

The operating result from the United Kingdom increased by 24% compared with the first quarter of 2021 to GBP 43 million. This was driven by increased fees from higher equity markets compared with the first quarter of last year and positive net deposits on the platform, in addition to lower addressable expenses as a result of expense savings. These more than offset the impacts from the loss of earnings from the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

Net result

Aegon UK reported a net result of GBP 65 million in the first quarter of 2022. This was primarily driven by the operating result and positive non-operating items.

Non-operating items amounted to a gain of GBP 44 million due to positive fair value items. This reflects the impact from hedges, which protect the solvency position.

Other charges added up to GBP 19 million, and were driven by charges from policyholder taxes and one-time investments related to the operational improvement plan. Note that charges from policyholder taxes are fully offset in the income tax line.

Expenses

In the first quarter of 2022, addressable expenses decreased by 7% compared with the same period last year to GBP 79 million. Expense savings initiatives, including benefits from outsourcing and a reduction in costs for contractors, drove the decrease.

Operating expenses decreased by 8% to GBP 91 million, driven by lower addressable expenses. Lower one-time investments related to the operational improvement – which amounted to GBP 10 million in the first quarter of 2022 – contributed as well.

Sales

Net deposits amounted to GBP 153 million, compared with net deposits of GBP 599 million in the first quarter of 2021. Increased net deposits in the Retail and Workplace channels of the platform business were offset by net outflows in the Institutional business, which is low-margin and for which net deposits can be lumpy.

For Retail, net deposits turned positive to GBP 23 million, whereas the first quarter of 2021 showed net outflows of GBP 42 million. Enhancements made to the platform functionality and investments in the servicing of intermediaries have been driving the gradual improvement in net deposits.

Net deposits in Workplace amounted to GBP 701 million, whereas the first quarter of last year had net deposits of GBP 295 million. The increase was driven by the onboarding of three new, large schemes, strong recurring net deposits, and improved customer retention.

Net outflows for the Institutional business equaled GBP 303 million in the first quarter of 2022, compared with GBP 583 million of net deposits in the same period last year.

For Traditional products, net outflows amounted to GBP 268 million. This was in line with expectations, as a result of the gradual run-off of this book.

New life sales amounted to GBP 6 million, which is a decrease of GBP 1 million compared with the same period last year. This was driven by lower market demand as a consequence of economic uncertainty.

Market consistent value of new business

MCVNB for the first quarter of 2022 totaled GBP 29 million, an increase from the GBP 27 million in the first quarter of 2021. The increase was mainly driven by higher increments by existing customers in the Workplace channel of the platform, which led to higher volumes and a more favorable product mix.

1Q 2022 Results - 23

The Hague – May 12, 2022

International

International		unaudited
EUR in millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Spain & Portugal		18	15	23	23	(22)
China		7	6	22	9	(22)
Brazil		5	2	n.m.	(2)	n.m.
TLB		24	14	67	21	14
Others		(8)	(7)	(9)	(6)	(26)

Operating result		47	30	57	46	2
Fair value items		9	—	n.m.	(11)	n.m.
Realized gains / (losses) on investments		(5)	—	n.m.	(5)	(7)
Net impairments		(1)	—	n.m.	—	(116)

Non-operating items		3	—	n.m.	(16)	n.m.
Other income/(charges)		367	15	n.m.	25	n.m.

Result before tax		417	44	n.m.	54	n.m.
Income tax		(10)	(8)	(25)	(7)	(34)

Net result		408	37	n.m.	47	n.m.

Operating expenses		91	111	(18)	104	(12)
of which addressable expenses		30	27	10	28	7
Addressable expenses in constant currency		30	28	7	29	6

Spain & Portugal		3	4	(27)	5	(44)
China		15	8	100	3	n.m.
Brazil		85	19	n.m.	175	(52)
Others		—	—	n.m.	—	n.m.

Total gross deposits	9	103	30	n.m.	183	(44)

Spain & Portugal		(2)	—	n.m.	—	n.m.
China		14	7	112	(1)	n.m.
Brazil		(50)	(15)	n.m.	98	n.m.
Others		—	—	n.m.	—	n.m.

Total net deposits / (outflows)	9	(37)	(9)	n.m.	98	n.m.

Spain & Portugal		15	12	28	13	19
China		30	39	(23)	20	49
Brazil		19	14	39	18	5
TLB		—	2	(85)	3	(90)
Others		—	1	(97)	—	(70)

New life sales (recurring plus 1/10 single)	9	65	68	(5)	54	20

New premium production accident & health insurance		8	9	(6)	10	(15)
New premium production property & casualty insurance		25	20	22	19	31

1Q 2022 Results - 24

The Hague – May 12, 2022

Operating result

The operating result from International increased by 57% to EUR 47 million in the first quarter of 2022. The increase reflects the benefits from business growth in Spain & Portugal, Brazil and China, and more favorable claims experience in Spain & Portugal, and TLB.

•

The operating result from Spain & Portugal was EUR 18 million, 23% higher than in the first quarter of 2021. This was the result of business growth and favorable claims experience, partly offset by higher expenses driven by business growth.

•	China’s operating result rose by 22% to EUR 7 million, reflecting a growing portfolio.

•	The operating result from Brazil was EUR 5 million, more than double the operating result in the first quarter of 2021. This increase was mainly driven by sales growth.

•

TLB, the high-net-worth business, recorded an operating result of EUR 24 million, 67% higher than in the first quarter of 2021. The increase was driven by an improved investment margin, reflecting a lowering of the crediting rate with the aim to offset lower reinvestment yields, surrender charges and favorable claims experience.

•

For the Others segment, the operating result declined by EUR 1 million to a loss of EUR 8 million, mostly due to a decline of the operating result of India as a consequence of adverse mortality experience related to COVID-19.

Net result

The result before tax amounted to EUR 417 million in the first quarter of 2022. This reflects EUR 367 million Other income which included a EUR 372 million book gain from the sale of Aegon’s businesses in Hungary as well as a EUR 9 million charge in India driven by an assumption change.

The net result was EUR 408 million, after a tax charge of EUR 10 million, which reflects the fact that the book gain on the sale of Aegon’s business in Hungary is tax-exempt.

Expenses

Addressable expenses increased by 10% on a constant currency basis compared with the first quarter of 2021 to EUR 30 million, as the benefit from reduced regional expenses was more than offset by increased expenses related to investments in business growth in Spain & Portugal.

Operating expenses were EUR 91 million in the first quarter of 2022, a decrease of 18% compared with the first quarter of last year. This largely reflects the sale of Aegon’s business in Hungary, which more than offset higher expenses in Brazil and Spain & Portugal as a result of business growth.

Sales

New life sales declined by 5% compared with the first quarter of 2021 to EUR 65 million.

•	New life sales in Spain & Portugal increased by 28% to EUR 15 million, mainly due to sales growth in the bancassurance channel.

•	China’s new life sales decreased by 23% to EUR 30 million, reflecting industry-wide lower demand for critical illness products.

•	For Brazil, new life sales increased by 39% to EUR 19 million, driven by strong demand for life insurance distributed through the agent and bancassurance channels.

•	For TLB, new life sales decreased by EUR 2 million to nil as a result of COVID-19 related lockdowns.

New premium production for accident & health insurance amounted to EUR 8 million, a decrease of 6% compared with the first quarter of 2021. New premium production for property & casualty insurance increased by 22% to EUR 25 million driven by the continued demand for household insurance products in Spain & Portugal.

Net outflows amounted to EUR 37 million driven by Brazil.

1Q 2022 Results - 25

The Hague – May 12, 2022

Market consistent value of new business

Market consistent value of new business (MCVNB) in International decreased from EUR 28 million in the first quarter of 2021 to EUR 22 million in the first quarter of 2022. This was mainly driven by industry-wide lower demand for critical illness products in China, which more than offset higher sales in Spain & Portugal and Brazil.

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The Hague – May 12, 2022

Asset Management

Asset Management		unaudited
EUR in millions	Notes	1Q 2022	1Q 2021%		4Q 2021%
Global Platforms		18	13	36	13	33
Strategic Partnerships		51	62	(18)	36	41
Operating result		68	75	(9)	49	39
Fair value items		—	(2)	87	—	n.m.
Realized gains / (losses) on investments		4	2	147	—	n.m.
Net impairments		—	—	n.m.	(1)	n.m.

Non-operating items		3	(1)	n.m.	—	n.m.
Other income / (charges)		(8)	(2)	n.m.	(6)	(35)

Result before tax		64	72	(12)	43	49
Income tax		(23)	(21)	(10)	(6)	n.m.

Net result		41	52	(21)	37	11

Management fees		153	146	5	158	(3)
Performance fees		4	46	(92)	16	(77)
Other		37	20	87	18	110

Total revenue*		194	212	(9)	191	2
Global Platforms		109	102	7	114	(4)
Strategic Partnerships		85	110	(23)	78	9
Total revenue*		194	212	(9)	191	2

Operating Expenses		133	137	(3)	146	(8)
of which addressable expenses		91	87	4	99	(8)
Addressable expenses in constant currency		91	91	(1)	100	(9)
Operating Margin - Global Platforms		16.2%	12.8%		11.7%

General Account		4,202	4,738	(11)	5,089	(17)
Affiliate		2,544	2,160	18	3,244	(22)
Third Party		4,774	6,920	(31)	5,818	(18)
Global Platforms		11,520	13,818	(17)	14,152	(19)
Strategic Partnerships		31,934	32,858	(3)	36,303	(12)

Gross deposits		43,454	46,675	(7)	50,455	(14)

General Account		(2,664)	(2,942)	9	(1,588)	(68)
Affiliate		(1,051)	(769)	(37)	(799)	(32)
Third Party		423	138	n.m.	419	1
Global Platforms		(3,293)	(3,572)	8	(1,968)	(67)
Strategic Partnerships		2,311	2,981	(22)	2,696	(14)

Net deposits		(982)	(592)	(66)	728	n.m.

* Net fees and commissions

1Q 2022 Results - 27

The Hague – May 12, 2022

Operating result

The operating result from Aegon AM decreased by 9% to EUR 68 million compared with the first quarter of 2021. Higher management fees were driven by third-party net deposits, which were partly offset by decreased fees driven by lower equity markets and higher interest rates, both reducing asset balances. In addition, higher other revenues were driven by disposition and origination fees and non-recurring items. These were more than offset by lower performance fees net of performance-based compensation in AIFMC compared with the exceptional level of performance fees in the same period last year.

•

The operating result from Global Platforms increased by 36% to EUR 18 million in the first quarter. This was driven by higher management fees, mainly in the fixed income platform, as a result of third-party net deposits, which were partly offset by the impact of higher interest rates which reduced asset balances. Additionally, there were higher disposition and origination fees in Aegon’s real asset business compared with the same period last year.

•

The operating result from Strategic Partnerships decreased by 18% to EUR 51 million as performance fees of Aegon’s Chinese asset management joint venture, AIFMC, normalized compared with the exceptional level of performance fees in the same period last year. Performance fees net of performance-based compensation for AIFMC decreased by EUR 29 million to EUR 3 million. At the same time, management fees for AIFMC increased by 7% compared to the same period last year, driven by higher asset balances as a result of net deposits, including from new fund launches, partly offset by the impact from lower equity markets. AIFMC’s other revenues increased by EUR 13 million to EUR 23 million compared to the same period last year, driven by one-time investment income and other non-recurring items.

Net result

The result before tax from Aegon AM decreased by 12% compared with the same period last year to EUR 64 million. This was driven by the lower operating result and higher one-time investments related to the operational improvement plan. After the income tax charge of EUR 23 million, the net result amounted to EUR 41 million. The effective tax rate equaled 36%.

Revenues

In the first quarter of 2022 total revenues decreased by EUR 18 million compared with the same period last year to EUR 194 million. This was driven by a decrease in performance fees in AIFMC, which normalized compared with the exceptional level of performance fees in the same period last year. Management fees increased by EUR 7 million to EUR 153 million, driven by third-party net deposits. Other revenues increased by EUR 17 million to EUR 37 million, driven by disposition and origination fees in Aegon’s real asset business, one-time investment income, and other non-recurring items.

Expenses

Addressable expenses – related to Global Platforms – increased by EUR 4 million to EUR 91 million in the first quarter of 2022. On a constant currency basis they remained stable, as investments in business growth were offset by the release of accruals of performance-related compensation.

Operating expenses decreased by 3% to EUR 133 million mainly driven by the lower performance-related compensation in AIFMC. This was partly offset by one-time investments related to the operational improvement plan for Global Platforms of EUR 8 million in the first quarter of 2022.

Sales

Third-party net deposits decreased by EUR 0.4 billion to EUR 2.7 billion in the first quarter of 2022, and consisted of net deposits of EUR 0.4 billion on Global Platforms, and net deposits of EUR 2.3 billion on Strategic Partnerships. This builds on Aegon’s track record of ten consecutive years of positive third-party net deposits, and reflects Aegon AM’s competitive investment capabilities.

Global Platforms third-party net deposits increased by EUR 0.3 billion to EUR 0.4 billion in the first quarter of 2022, as net deposits on the fixed income platform were partly offset by net outflows from the fiduciary and multi-management platform. Strategic Partnerships third-party net deposits decreased by EUR 0.7 billion to EUR 2.3 billion in the first quarter of 2022 driven by AIFMC as a result of the impact of lower Chinese equity markets compared with the first quarter of last year.

1Q 2022 Results - 28

The Hague – May 12, 2022

Net outflows from the general account were EUR 2.6 billion in the first quarter of 2022, compared with net outflows of EUR 2.9 billion in the first quarter of last year. This was largely attributable to rising interest rates, which led to a reduction in money market investments and fixed income investments in the Dutch general account in the first quarter of 2022. Net outflows from affiliates were EUR 1.1 billion in the first quarter of 2022, in part driven by the United Kingdom.

Assets under management

Assets under management increased by EUR 7 billion compared with March 31, 2021, to EUR 388 billion. This was driven by third-party net deposits and favorable currency movements partly offset by unfavorable market movements and outflows in the general account and affiliate books.

1Q 2022 Results - 29

The Hague – May 12, 2022

Market consistent value of new business		unaudited
EUR millions, after tax	Notes	1Q 2022	1Q 2021%		4Q 2021%
Americas		65	86	(25)	107	(39)
The Netherlands		13	6	111	3	n.m.
United Kingdom		35	31	10	17	103
International		23	28	(19)	22	2

Total		136	153	(11)	149	(9)

Modelled new business: APE		unaudited
EUR millions, after tax	Notes	1Q 2022	1Q 2021%		4Q 2021%
Americas		280	261	7	184	52
The Netherlands		203	267	(24)	60	n.m.
United Kingdom		668	542	23	515	30
International		122	103	18	173	(30)

Total		1,272	1,174	8	933	36

Modelled new business: Deposits		unaudited
EUR millions, after tax	Notes	1Q 2022	1Q 2021%		4Q 2021%
Americas		2,112	2,353	(10)	1,864	13
The Netherlands		303	271	12	161	88
United Kingdom		—	—	—	—	—
International		15	8	94	3	n.m.

Total		2,431	2,631	(8)	2,028	20

Exchange rates	EUR/USD		EUR/GBP
	2022	2021	2022	2021
Current quarter YTD income statement (average rate)	1.1221	1.2046	0.8366	0.8737
Prior quarter YTD income statement (average rate)	1.1831	—	0.8598	—
Current quarter balance sheet (closing rate)	1.1127	1.1753	0.8451	0.8519
Prior quarter balance sheet (closing rate)	1.1372	—	0.8396	—

1Q 2022 Results - 30

The Hague – May 12, 2022

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 1Q 2022 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

Click to join conference call

With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 720 452 7989

United Kingdom: +44 (0)330 165 4012

The Netherlands: +31 (0) 20 703 8218

Passcode: 7303378

Financial calendar 2022

Annual General Meeting – May 31

Ex-dividend date final dividend 2021 – June 2

Publication stock fraction final dividend 2021 – June 29

Payment date final dividend 2021 – July 6

Second quarter 2022 results – August 11

Ex-dividend date interim dividend 2022 – August 23

Payment date interim dividend 2022 – September 21

Third quarter 2022 results – November 10

IFRS 9/17 Educational Webinar – December 14

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

1Q 2022 Results - 31

The Hague – May 12, 2022

Notes (1 of 3)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information	unaudited
EUR millions	Segment total	1Q 2022 Joint ventures and associates eliminations	Consolidated	Segment total	1Q 2021 Joint ventures and associates eliminations	Consolidated
Operating result after tax	372	37	409	357	(19)	338
Tax on operating result	(92)	20	(72)	(74)	24	(50)
Operating result	463	17	480	431	(43)	388
Fair value items	(452)	(47)	(499)	3	19	22
Realized gains / (losses) on investments	73	(2)	71	31	(3)	28
Net impairments	(20)	1	(19)	16	—	16

Non-operating items	(399)	(48)	(447)	50	16	66
Other income / (charges)	330	10	339	1	3	4
Result before tax	394	(21)	373	482	(24)	458
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	21	(21)	—	24	(24)	—
Income tax (expense) / benefit	18	21	39	(96)	24	(72)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(21)	21	—	(24)	24	—

Net result	412	—	412	386	—	386

1Q 2022 Results - 32

The Hague – May 12, 2022

Notes (2 of 3)

Segment information	unaudited
EUR millions	Segment total	4Q 2021 Joint ventures and associates eliminations	Consolidated
Operating result after tax	405	69	474
Tax on operating result	(65)	16	(49)
Operating result	470	53	523
Fair value items	90	(67)	23
Realized gains / (losses) on investments	121	(2)	119
Net impairments	15	—	16

Non-operating items	226	(68)	158
Other income / (charges)	(69)	—	(70)
Result before tax	627	(16)	611
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	16	(16)	—
Income tax (expense) / benefit	(101)	16	(85)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(16)	16	—

Net result	526	—	526

1Q 2022 Results - 33

The Hague – May 12, 2022

Notes (3 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.

5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

Unaudited
EUR millions	1Q 2022	1Q 2021
Employee expenses	511	490
Administrative expenses	358	376

Operating expenses for IFRS reporting	870	866
Operating expenses related to jv’s and associates	79	89

Operating expenses in earnings release	949	954

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda, and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

1Q 2022 Results - 34

The Hague – May 12, 2022

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands, and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability, and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom, and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses, and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence, and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory, or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage, and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity, or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and

Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based.

1Q 2022 Results - 35